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EXHIBIT 8

September 22, 2003

Reedsburg Bancorporation, Inc.

201 Main Street

Reedsburg, WI 53959

Attn: Board of Directors

Gentlemen:

We have served as special counsel to Reedsburg Bancorporation, Inc. (“Company”) in connection with the acquisition of the common stock $10.00 par value of Company (“Company Common Stock”) by Merchants and Manufacturers Bancorporation, Inc. (“Merchants”), through a merger of Merchants New Merger Corp. (“Merger Corp.”), with and into Company, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 24, 2003 by and among Merchants, Merger Corp. and the Company, and amended by that certain Amendment to Agreement and Plan of Reorganization, dated as of May 15, 2003 (collectively referred to as the “Agreement”), and as described in the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by Merchants with the Securities and Exchange Commission (the “Registration Statement”). This opinion is furnished pursuant to Section 7.03(e) of the Agreement. All capitalized terms not otherwise defined in this letter have the meanings set forth in the Agreement.

For the purpose of rendering this opinion, we have examined the following:

(a)	The Agreement.

(b)	Form of Amended Plan of Merger dated as of July 1, 2003, by and between Merger Corp. and Company, and joined in by Merchants (the “Plan of Merger”).

(c)	Form of promissory notes to be issued by Merchants in the form of Exhibit 1.06(c) to the Agreement (the “Notes”).

Reedsburg Bancorporation, Inc.

September 22, 2003

(d)	Form of Irrevocable Standby Letter of Credit (the “Letter of Credit”) to be issued by Marshall & Ilsley Bank (“M&I Bank”) to secure Merchants’ obligations under the Notes.

(e)	Revised Term Sheet between Merchants and M&I Bank dated April 22, 2003, relating to the Letter of Credit (“M&I Bank Agreement”).

(f)	The Registration Statement.

We have relied without investigation on all of the above listed documents, have not made any independent factual investigation, and disclaim any duty to make such an investigation. You accept this opinion letter on that basis.

ASSUMPTIONS

Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants, and representations set forth in the documents referred to above. In rendering our opinion, we have made the following assumptions, without any investigation:

(a)	The parties each have the necessary right, power and authority to execute and deliver, and perform their respective obligations under, the Agreement and the other documents reviewed by us, and such documents and the transactions described in such documents have been duly authorized by the parties.

(b)	The Agreement and the other documents reviewed by us have been duly executed and delivered by the parties, and each of such documents constitutes the legal, valid and binding obligation of the parties.

(c)	The signatures on the Agreement and the other documents reviewed by us are genuine and have been duly authorized.

(d)	The factual matters described, represented, warranted or certified in the Agreement, the Registration Statement and the other documents reviewed by us, are accurate.

(e)	The parties will comply with their respective covenants and obligations under the Agreement and the other documents reviewed by us, and the transactions related to the Merger and the issuance of the Notes and Letter of Credit will be consummated in the manner contemplated by the Agreement, the Plan of Merger, the Notes, the Letter of Credit and the M&I Bank Agreement.

Reedsburg Bancorporation, Inc.

September 22, 2003

(f)	Merger Corp. is a wholly-owned subsidiary of Merchants that was formed solely to participate in the Merger. At all times prior to the consummation of the Merger, Merger Corp. (i) will not have engaged in any business activities, and (ii) will have no income or assets other than the initial capital contribution from Merchants.

(g)	The Notes constitute bona fide “debt” obligations and do not represent “equity” of Merchants for United States federal and Wisconsin income tax purposes.

(h)	There are no issued and outstanding securities of Company other than Company Common Stock. Company Common Stock is not registered under the Securities Act of 1933, is not listed on any securities exchange, and is not traded on any over-the-counter market. There is no active trading market in Company Common Stock.

(i)	The Notes will not be listed on any national or regional securities exchange. Neither Merchants nor any Company shareholder will take any action to cause, facilitate or otherwise encourage the trading of the Notes through any interdealer quotation system or otherwise, and neither Merchants nor any Company shareholder will take any steps to create or encourage a market in the Notes.

(j)	Neither Merchants nor any of its Subsidiaries has issued or will issue any obligations which are “readily tradable” within the meaning of Section 453(f)(5) of the Code and the Treasury Regulations promulgated under Section 453(f)(5), and which are of a comparable character or are substantially similar to the Notes.

(k)	Immediately prior to the Effective Time, none of the Company shareholders, through actual or constructive ownership, will own at least 50% in value of the outstanding stock of Merchants.

(l)	Each of the holders of Company Common Stock immediately prior to the Effective Time is a “United States person” as defined under Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated under Section 7701(a)(30), which includes citizens and residents of the United States, as well as certain business entities, estates and trusts.

(m)	The fair market value of the Merger Consideration received by a Company shareholder will be approximately equal to the fair market value of the Company Common Stock sold by such shareholder pursuant to the Merger.

Reedsburg Bancorporation, Inc.

September 22, 2003

If any such fact, document, assumption or representation is inaccurate in any material respect at or prior to the Effective Time, or after the Effective Time with respect to the matters discussed above in clauses (i) and (j), our opinion may become inapplicable.

OPINION

Based solely upon the foregoing and upon such examination of matters of law as we have deemed necessary or appropriate as a basis for this opinion, and subject to the assumptions, conditions and limitations contained in this letter, we are of the opinion that, under the current United States federal income tax laws and current Wisconsin income tax laws, the Notes will qualify for installment sale treatment for purposes of United States federal and Wisconsin income tax laws, provided, however, that:

(1)	the installment method is unavailable for any Company shareholder who will realize a loss in the Merger;

(2)	the installment method is unavailable for purposes of Wisconsin income tax for any person that reports income under the accrual method of accounting; and

(3)	the installment method is not available for certain “dealer dispositions” or dispositions of inventory, as provided in Section 453(b)(2) of the Code.

CONDITIONS AND LIMITATIONS

In rendering our opinion, we have considered the current provisions of the Code, Treasury Regulations promulgated under the Code, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, which changes may be retroactively applied. In addition, we have considered the current provisions of Wisconsin income tax laws, Wisconsin Department of Revenue regulations, judicial decisions and Wisconsin Department of Revenue pronouncements, all of which are subject to change, which changes may be retroactively applied. Any change in the authorities upon which our opinion is based could affect our conclusions. There is no assurance that any of the opinions expressed in this letter will be accepted by the Internal Revenue Service, the Wisconsin Department of Revenue, or, if challenged, by a court. Our opinion is not a guarantee.

The opinion expressed in this letter may be affected by actions taken or omitted, or events occurring after the date of this letter and/or after the Effective Time. For example, reporting gain

Reedsburg Bancorporation, Inc.

September 22, 2003

under the installment method would not be available to Company shareholder who elected out of the installment method under Section 453(d)(1) of the Code. The sale, gift, pledge or other disposition of a Note by a Company shareholder who receives a Note as part of the Merger Consideration may accelerate the recognition of the deferred gain under the Note. The deferred income tax liability under a Note may be subject to federal income tax in the form of an annual interest charge under Section 453A(a)(1) of the Code (which relates to obligations from dispositions of property by a taxpayer under the installment method where the purchase price exceeds $150,000, and the face amount of all such obligations held by the taxpayer exceeds $5 million).

We assume no obligation or responsibility to update or supplement our opinion to reflect any facts or circumstances that may come to our attention after the date of this letter, any changes in the laws that may occur after the date of this letter, or to inform you of any change in circumstances occurring after the date of this letter that would alter the opinion rendered in this letter.

For purposes of this letter, we do not express any opinion concerning any law other than federal income tax laws of the United States and the income tax laws of the State of Wisconsin. The ability to defer gain under the installment method may be limited or prohibited under the income tax laws of other States and other domestic and foreign jurisdictions. Furthermore, our opinion is limited solely to the specific question and conclusion set forth in this letter and we express no opinion to any party as to any of the other tax consequences of the Merger, whether federal, state, local or foreign.

This letter does not discuss all aspects of United States federal and Wisconsin income taxation that may be relevant to a particular Company shareholder in light of the shareholder’s particular circumstances. We have not reviewed the specific facts and circumstances of any of the Company shareholders, and we assume that none of the Company shareholders has any unusual circumstances that would have an effect on the opinion expressed in this letter. Each Company shareholder should consult its own tax advisors to determine the specific United States federal, state, local and foreign tax consequences to the shareholder.

We consent to the use of our name beneath the caption “Legal Matters” in the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of such Act.

Reedsburg Bancorporation, Inc.

September 22, 2003

This opinion is limited to the matters set forth in this letter, and no opinion is implied or may be inferred beyond the matters expressly contained in this letter. This opinion is furnished solely for the benefit of the shareholders of the Company immediately prior to the Effective Time (not including Merchants and its Subsidiaries), and solely for the purpose of complying with the requirements of Section 7.03(e) of the Agreement. This opinion may not be used or relied upon for any other purpose or relied upon by any other party without our prior written consent.

Very truly yours,

BOARDMAN, SUHR, CURRY & FIELD LLP

BY            /s/    William R. Peck

                 William R. Peck